August 5, 2025

Ron Levy
CEO, COO & Secretary
The Crypto Company
23823 Malibu Road #50477
Malibu, CA 90265

       Re: The Crypto Company
           Item 4.02 Form 8-K & Form 8-K/A
           Filed June 9, July 8 and August 4, 2025
           File No. 000-55726
Dear Ron Levy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology